Quad/Graphics to Acquire Worldcolor Investor Presentation - January 26, 2010 Filed by Quad/Graphics, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: World Color Press Inc. Commission File No. 1-14118

Cautionary Note Regarding Forward-Looking Statements To the extent any statements made in this investor presentation contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements can generally be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. World Color Press Inc. ("Worldcolor") or Quad/Graphics, Inc. ("Quad/Graphics") has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov. Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise. Additional Information and Where to Find It This investor presentation relates to a proposed business combination transaction between Quad/Graphics and Worldcolor that will become the subject of a registration statement filed by Quad/Graphics with the Securities and Exchange Commission (the "SEC"). This investor presentation is not a substitute for the prospectus that Quad/Graphics will file with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC's website (www.sec.gov), by directing a request to Worldcolor, at 999 de Maisonneuve Blvd West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada, (800) 567-7070, or by directing a request to Quad/Graphics, at N63 W23075 State Hwy 74, Sussex, WI 53089-2827, (888) 782-3226.

Speaker Introductions Led the 2003-2007 consolidation of the printing industry and the creation of the modern RR Donnelley Meaningfully surpassed expectations in synergy savings for all major combinations and consistently exceeded earnings expectations Will lend integration and public company expertise as a member of the Quad/Graphics Board of Directors and Chairman of Integration and Consolidation Committee Previous experience: Chief Executive Officer, RR Donnelley Chief Executive Officer, Chairman and Lead Independent Director of Moore and Moore Wallace Deputy Chairman, Big Flower (now Vertis) Well respected CEO of one of the most profitable, well-run companies in the industry Son of legendary industry leader and Quad/Graphics founder, Harry V. Quadracci Quad/Graphics experience: 1991 - Joined Quad/Graphics 1995 - Sales Manager 1997 - Manager of NYC Sales 1998 - Regional Sales Strategy Director 1999 - Vice President of Print Sales 2003 - Sr. Vice President of Sales & Administration, Board of Directors 2005 - President & COO 2006 - President & CEO 2010 - Chairman, President & CEO Mark Angelson Chairman & CEO, Worldcolor Joel Quadracci Chairman, President & CEO, Quad/Graphics

Transaction Overview Quad/Graphics will register Class A Common Shares and list on a leading U.S. exchange, thereby becoming a public company Each Worldcolor Common Share outstanding at closing will be converted after a multi-step transaction into the right to receive an amount of a Class A Common Share of Quad/Graphics at a Share Exchange Ratio determined at closing pursuant to the formulas set forth in the Arrangement Agreement The combined company will have a multi-class share structure Worldcolor Common Shareholders will receive Class A Common Shares for an approximate 40% equity ownership of the combined Company Quad/Graphics shareholders will continue to own Class A, Class B and Class C Common Shares for an approximate 60% equity ownership of the combined Company Class A Common Shares will have one vote per share and will provide enhanced liquidity Class B and Class C Common Shares will be high voting and the Harry V. Quadracci family will control the Company by its ownership of Class B Common shares Any future dividend or consideration received is required to be distributed pro rata regardless of share class $140.0MM of cash to be distributed to Quad/Graphics Common Shareholders who hold shares prior to closing

Transaction Overview (cont'd) At least $93.3MM of cash for Worldcolor to fund redemptions of equity securities not converted to Common Shares $100MM of Convertible Preferred Shares (plus accrued and unpaid dividends) may be redeemed for cash, but we expect holders to exercise the conversion option at an effective conversion price of $8.00 per share Two series of Barrier Warrants may be exercisable into a total of 21.446MM Worldcolor Common Shares at $0.01 per share if either: the applicable threshold price is achieved based on the volume weighted average price per Worldcolor Common Share on the Toronto Stock Exchange in any consecutive 30 day trading period, or the effective price of the consideration receivable by the holders of Worldcolor Common Shares in the transaction, as determined by the Worldcolor Board (based on the advice of an independent valuation expert), is greater than or equal to the applicable threshold price Warrants that do not become exercisable or are not exercised will be purchased for cash in accordance with a contractually specified formula, based in part on the effective price determined by the Worldcolor Board referred to above If less than $93.3MM of cash is needed to redeem equity securities, the remaining cash will be distributed to Worldcolor Common Shareholders No financing condition; $1.2Bn in committed financing from JPMorgan Chase and U.S. Bank Subject to customary regulatory approvals and shareholder approval for both parties Quad/Graphics shares having a majority vote are subject to a voting agreement in support of the proposed transaction Transaction expected to close in second or third quarter of 2010

Strategic Rationale Creates an enhanced commercial printing leader in North America Serves the magazine, catalog, retail insert, book, directory and direct mail segments Combined revenues of approximately $5Bn (1) and combined Adjusted EBITDA of approximately $872MM for the 12 months ended 9/30/09, including expected annual run-rate synergies of approximately $225MM (2) Quad/Graphics and Worldcolor achieved 17.6% and 9.7% Adjusted EBITDA margins for the 12 months ended 9/30/09, respectively; the combined Adjusted EBITDA margin is estimated to be approximately 17.0%, including synergies (2) Extends range of services, including a broader variety of product types and revenue-generating solutions Enhances the manufacturing platform through Quad/Graphics' industry-leading technology and automation Expands geographic footprint and customer service presence Provides new opportunities to realize distribution efficiencies through improved speed-to-market and product integrity for USPS-delivered products and volume-driven post-savings programs such as co-mailing Significantly improves supply chain management capabilities The combined company will have a strong pro forma credit profile and is expected to provide enhanced liquidity and generate solid free cash flow Note: (1) Unaudited; all financial information referenced throughout this presentation is unaudited (2) Based on estimates provided by Quad/Graphics' management; it is expected that the company will achieve full annual run-rate synergies within 24 months post-closing

Challenging Industry Trends Lead to Unique Opportunity Commercial printing is a highly fragmented and competitive industry +30,000 commercial printers in the U.S. as of 2008 Top 400 U.S. participants account for less than 30% of the total marketplace Credit crisis and global economic weakness greatly reduced end-market demand, applying significant downward pressure on an industry already challenged by overcapacity and under-utilized assets In a digital world, print media will continue to play an important and valuable role in the multi-channel marketing, advertising and publishing industries Key long-term success drivers Efficiency, breadth and depth of products and services Modern manufacturing platform Quality of product and service offerings Customer service Distribution capabilities Technological innovation Consolidation likely to continue as industry participants seek to streamline costs to increase efficiency, maximize profitability, improve credit profiles and adapt to an increasingly dynamic and challenging end- market environment

Overview of Quad/Graphics and Worldcolor

QuadGraphics

Key Facts and Figures

- Largest privately held printer in the Western Hemisphere
- Founded in 1971 by Harry V. Quadracci and headquartered in Sussex, Wisconsin
- ~11,500 employees worldwide
- 11 printing plants in the U.S., 2 printing plants in Poland and 2 printing plants in Latin America
- LTM Revenue: $1,884MM (1)
- LTM Adjusted EBITDA: $332MM (17.6% margin) (1)

Business Highlights

- Specializes in magazines, catalogs, retail and direct mail
- Advanced data-driven solutions for creating highly-targeted communications on a mass scale
- Superior operators with a deep management team
- Industry leading technology and automation
- Commitment to lean enterprise; formal program of continuous improvement wall-to-wall
- Commitment to the environment; first U.S. manufacturer to LEED certify an existing heavy manufacturing site

WORLDCOLOR

Key Facts and Figures

- Second largest commercial printer in North America
- Founded in 1903 and headquartered in Montréal, Canada
- ~18,000 employees in the U.S., Canada and Latin America
- 35 printing plants in the U.S., 9 printing plants in Canada and 7 printing plants in Latin America
- LTM Revenue: $3,258MM (1)
- LTM Adjusted EBITDA: $315MM (9.7% margin) (1)

Business Highlights

- Specializes in publishing products (magazines, books and directories) and marketing products (retail, catalogue and direct mail)
- Provides high-value marketing solutions, publishing and pre-media/logistics services to retailers, branded goods companies, catalogers and publishers
- A leading position in most segments in the U.S., Canada and Latin America
- Over $1 billion spent to upgrade facilities with new printing presses and equipment over the past six years

Note: (1) LTM (Last Twelve Months) as of September 30, 2009

QuadGraphics
8
WORLDCOLOR

Magazine, Catalog & Retail 0.47 Direct Mail 0.05 Other 0.09 Directory 0.04 Book 0.1 Latin America 0.07 Canada 0.17 Diversified Product and Service Offerings Combined Revenue Mix (1) Magazine, Catalog & Retail 0.79 Direct Mail 0.04 Other 0.15 Latin America 0.02 Magazine, Catalog & Retail 0.57 Direct Mail 0.05 Other 0.11 Directory 0.03 Book 0.07 Latin America 0.06 Canada 0.12 Magazine, Catalog & Retail Direct Mail Book Directory Other Latin America Magazine, Catalog & Retail Direct Mail Other Latin America Magazine, Catalog & Retail Direct Mail Book Directory Other Latin America Combined Note: (1) Estimated based on fiscal year 2008 Canada Canada 12%

Expanded Geographic Reach

Combined Facility Locations



Poland
Latin America
Quad/Graphics
Corporate Headquarters
Sussex, Wisconsin
Worldcolor
Corporate Headquarters
Montréal, Canada
Quad/Graphics Corporate Headquarters
Quad/Graphics Printing Plants
Worldcolor Corporate Headquarters
Worldcolor Printing Plants

QuadGraphics
10
WORLDCOLOR

Quad/Graphics 332 Worldcolor 315 Combined 647 Combined w/Synergies 872 Significant Scale with Attractive Margin Profile ($MM) LTM Revenue (1) ($MM) LTM Adjusted EBITDA (1)(2) Quad/Graphics and Worldcolor Notes: (1) LTM (Last Twelve Months) as of September 30, 2009 (2) EBITDA shown on an adjusted basis and excludes restructuring expenses and other non-recurring items (3) Includes $225MM of estimated annual run-rate synergies as estimated by Quad/Graphics' management; it is expected that the company will achieve full annual run-rate synergies within 24 months post-closing; excludes estimated one-time costs to achieve synergies (3) Quad/Graphics 1884 Worldcolor 3258 Combined 5142 % Margin 17.6% 9.7% 12.6% 17.0%

Well Capitalized with Strong Credit Profile Pro Forma Capitalization Summary at September 30, 2009 ($MM) Notes: (1) Worldcolor standalone debt includes $70.8MM of transaction fees and debt financing costs related to its exit financing, which is excluded from reported debt under Canadian GAAP accounting (2) EBITDA shown on an adjusted basis and excludes restructuring expenses and other non-recurring items (3) Worldcolor standalone interest expense reflects an annualized amount based on two months of successor interest expense per the September 30, 2009 6-K filing (4) Reflects combined company debt, existing Worldcolor debt prepayment costs, transaction and financing fees and expenses, and cash distributions (5) Includes $225MM of estimated annual run-rate synergies based on estimates provided by Quad/Graphics' management; it is expected that the company will achieve full annual run-rate synergies within 24 months post-closing; excludes estimated one-time costs to achieve synergies

1st Qtr Deluxe 21.7 Quad/Graphics 17.6 Pro Forma 17 Transcontinental 16.3 RR Donelly 13.5 Courier 12.7 Vertis 11.6 Cenveo 10.5 Consolidated 10.5 Worldcolor 9.7 Standard 6 Industry Leading Financial Profile 1st Qtr Total RR Donnelley 10071 Pro Forma with Synergies 5142 Worldcolor 3258 Transcontinental 2125 QuadGraphics 1884 Cenveo 1775 Vertis 1510 Deluxe 1369 Consolidated Graphics 1040 Standard Register 705 Courier 249 Source: Capital IQ unless otherwise noted Notes: (1) LTM (Last Twelve Months) as of the most recent reported quarter (2) Vertis Communications revenue and EBITDA reflect the midpoint of FY2009 Management estimates per press release dated January 21, 2009 (3) EBITDA shown on an adjusted basis and excludes restructuring expenses and other non-recurring items (4) Includes $225MM of estimated annual run-rate synergies as estimated by Quad/Graphics' management; it is expected that the company will achieve full annual run-rate synergies within 24 months post-closing; excludes estimated one-time costs to achieve synergies; excluding synergies, combined EBITDA margin would be 12.6% and Total Debt/EBITDA would be 3.1x (5) Worldcolor Total Debt as of September 30, 2009; includes $70.8MM of transaction fees and debt financing costs related to its exit financing, which is excluded from reported debt under Canadian GAAP accounting; excludes Preferred Stock (2) ($MM) LTM Revenue (1) (%) LTM Adjusted EBITDA Margin (1)(3) Pro Forma Pro Forma w/ Synergies (2) (4) Total Debt / 2.7x 3.0x 2.3x 2.2x 2.5x 0.3x NA 7.0x 2.1x 2.1x (5) 0.9x LTM Adj. EBITDA

Management Strength and Operational Expertise Executives Title Title Age Tenure Joel Quadracci Chairman, President & CEO Chairman, President & CEO 41 19 Dave Blais Sr. VP Sales & Administration Sr. VP Sales & Administration 47 25 John Fowler Sr. VP and CFO Sr. VP and CFO 59 30 Tom Frankowski Sr. VP Manufacturing Sr. VP Manufacturing 49 30 Gregg Bolt VP Employee Services VP Employee Services 50 1 Bill Graushar VP Finishing Operations VP Finishing Operations 59 30 Dave Honan VP & Controller VP & Controller 41 1 Steve Jaeger VP Information Systems & Infrastructure VP Information Systems & Infrastructure 45 15 Ron Nash VP Customer Service VP Customer Service 55 24 Dave Riebe VP Distribution VP Distribution 48 25 Tim Sands VP Press Operations VP Press Operations 45 27 Andy Schiesl VP & General Counsel VP & General Counsel 38 6 Kelly Vanderboom VP & Treasurer VP & Treasurer 35 16 Average 48 Average 48 19 Quad/Graphics Management Team

Quad/Graphics Board of Directors William J. Abraham, Partner of Foley and Lardner Christopher B. Harned, Managing Director and Partner of The Cypress Group LLC Douglas P. Buth, Retired Chairman & CEO of Appleton Papers John S. Shiely, Chairman and Retired President & CEO of Briggs & Stratton Corporation Betty E. Quadracci, President of QuadCreative & Publisher of Milwaukee Magazine J. Joel Quadracci, Chairman, President & CEO of Quad/Graphics Two current Worldcolor Board Members, including Chairman & CEO Mark Angelson, will join the Quad/Graphics Board of Directors

Quad/Graphics: Best Blend of Private and Public Maximizing Value Creation Public Intense focus on shareholder value Strong Board with independent Directors Robust internal controls Absence of related party transactions Private Dedication to both current and long-term value creation Focus on long-term strategies Stable committed equity base due to family control Continuity of management Strong corporate culture and empowered employees

Key Investment Highlights Best operators in the industry Most modern platform in the industry Strong financial profile Significant synergy opportunities Product diversification and revenue generating solutions Steadfast focus on increasing and maximizing shareholder value